NEWS RELEASE

EMX Executes Agreement to Sell Its Gold Line Project in Sweden to
Gold Line Resources for Royalty and Equity Interests

Vancouver, British Columbia, April 4th, 2019 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce the execution of an arm's length purchase agreement (the “Agreement”) for the sale of thirteen exploration licenses (the "Properties") comprising EMX’s Gold Line Project (the “Project”) in central Sweden to Gold Line Resources Ltd. (“GLR”), a private British Columbia company. The Agreement provides EMX with a 9.9% interest in GLR, advance royalty payments, and a 3% net smelter return ("NSR") royalty interest in the Properties.

The Properties host mesothermal lode gold and/or intrusion related gold systems positioned along the well-known “Gold Line” in the Skellefteå mining region of central Sweden. The Properties contain a series of early stage gold exploration targets to more advanced projects with drill defined zones of gold mineralization. The region was the subject of intensive exploration by the Swedish government in the 1980s that led to the discovery of a series of gold deposits and occurrences along a roughly 200 kilometer long north-south trend west of Skellefteå. This belt became known as the “Gold Line”, where several mines have since been developed. As well, there are ongoing exploration programs at the nearby Barsele project (operated as a joint venture between Agnico Eagle Mines Ltd. and Barsele Minerals Corp.), and the Fäboliden development project (Dragon Mining Ltd.).

EMX assembled its land position in late 2016 and early 2017 prior to an increase in activity by competitor companies. Since that time, EMX has been compiling historic information on the Project and executing reconnaissance sampling and mapping programs in order to develop drill targets. EMX has now identified a number of prioritized exploration targets that will be further advanced by GLR.

PI Financial Corp. is acting as financial advisor to GLR in connection with the Agreement.

Commercial Terms Overview (all dollar amounts in CDN, unless otherwise noted).

  At closing, EMX will transfer to GLR its thirteen exploration licenses in the Skellefteå area.

  At closing, GLR will issue to EMX that number of common shares of GLR that represents a 9.9% equity ownership in GLR; GLR will have the continuing obligation to issue additional shares of GLR to EMX to maintain its 9.9% interest in GLR, at no additional cost to EMX, until GLR has raised $5,000,000 in equity; thereafter EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 9.9% interest in GLR.

  At closing, GLR will reimburse EMX for its 2019-2020 license fees, which have been paid in advance and total US$101,390.

  GLR will also commit to raise $600,000 within 6 months of the signing date to fund exploration programs in 2019 on the Project. GLR will then commit to raising another $500,000 within two years of the closing date of the Agreement, and will be responsible for maintaining the Properties in good standing according to Swedish mining regulations.

  EMX will receive an uncapped 3% NSR royalty on the Properties. Within six years of the closing date, GLR has the right to buy down up to 1% of the royalty owed to EMX (leaving EMX with a 2% NSR) by paying EMX 2,500 ounces of gold, or its cash equivalent.

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  EMX will receive annual advance royalty (“AAR”) payments of 30 ounces of gold on the Properties, commencing on the second anniversary of the closing, with each AAR payment increasing by 5 ounces of gold per year up to a maximum of 75 ounces of gold per year. These AAR payments may be made in gold bullion, their cash equivalents, or their value equivalent in shares of GLR, subject to certain conditions.

Overview of Properties. The Properties comprise 54,591 hectares of exploration licenses, which form a linear trend spanning 170 kilometers from north to south. These include EMX’s Storjuktan, Paubacken, Paubacken Norra, Blabarliden, Rotjarnen and Kankberg Norra license groups. Each of the license areas was acquired due to the presence of either reported gold mineralization or geological characteristics similar to other known gold occurrences and deposits in the area. Several of the EMX projects have outcropping or drill-defined zones of gold mineralization from historic programs that are in need of further assessment. This includes a historic intercept of 6 meters averaging 11.2 g/t gold in drill hole DH07-23 (true width unknown), drilled by Lappland Goldminers AB in 20071 within EMX’s Blabarliden license.

On the EMX licenses, gold mineralization is generally hosted by Svekofennian (Mid-Proterozoic) aged granitoid rocks and supracrustal sediments. The sediments are dominated by fine grained siliciclastics which include sulfide-rich black shales. Some carbonate units are also present. Gold tends to occur at, or near, the contacts between granitoid intrusive rocks and the supracrustal sedimentary rock units.

Styles of mineralization on the EMX licenses range from sheeted vein swarms developed along contacts between granitoids and metasedimentary rocks, to mineralized skarns rich in diopside and other calc-silicates. In one case, mineralization appears to be associated with a porphyritic felsic intrusion. Mineralization also tends to be developed along major structural features and appears concentrated in fold hinge environments and prominent shear zones.

EMX plans to work closely with GLR in the coming field season to continue to develop its exploration targets, and to prepare the portfolio for scout drill testing.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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1 As reported in: Inbjudan Till Teckning av Aktier i Lappland Goldminers AB (publ), 2011; the Company believes the historic results are reliable and relevant, but a qualified person has not done sufficient work to verify the historic drill results.

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Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the year that ended on December 31, 2018 (the “MD&A”), and the most recently filed Form 20-F for the year that ended on December 31, 2018, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com